

**MyTravel Group plc**
Parkway One
Parkway Business Centre
300 Princess Road
Manchester MI4 7QU

**t** +44 (0)161 232 0066
**f** +44 (0)161 232 6524
www.mytravelgroup.com

14 January 2003

04 JAN 20 ⏤ 7: 2 |

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



04012245

Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.  makes or is required to make public pursuant to the laws of England and Wales;

2.  distributes or is required to distribute to the holders of its securities; and

3.  files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 14 January 2004, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

*Karen Coulihan*

**Mike Vaux**
**Group Company Secretary's Office**
**MyTravel Group plc**

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester MI4 7QU



January 13, 2004

MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Rd
Manchester M14 7 QU
United Kingdom

FAX: 011-44-1-61-23-26-909

ATTN: Company Secretary

Dear Sirs,

      Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

      These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

      If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000



Amendment #15

<u>NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT</u>

1. Company in which shares are held:     <u>MyTravel Group Plc.</u>

2. Notifiable Interest:     <u>Ordinary Shares</u>

    (A)    FMR Corp.
            82 Devonshire Street
            Boston, MA  02109

            Parent holding company of Fidelity Management & Research Company
            (FMRCO), investment manager for US mutual funds, (See Schedule A for
            listing of Registered Shareholders and their holdings).

    (B)    Fidelity International Limited (FIL)
            P.O. Box HM 670
            Hamilton HMCX, Bermuda

            Parent holding company for various direct and indirect subsidiaries,
            including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension
            Management (FPM), investment managers for various non-US investment
            companies and institutional clients.  (See Schedule A for listing of
            Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

            Mr. Edward C. Johnson 3d
            82 Devonshire Street
            Boston, MA  02109

    A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust
    schemes in the U.K., notwithstanding the exemption from reporting pursuant to
    Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By _____

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney
dated December 30, 1997, by and on behalf
of FMR Corp. and its direct and indirect
subsidiaries, and Fidelity International
Limited and its direct and indirect
subsidiaries.

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000

*Schedule A*

*Security: Mytravel Group Plc*

| SHARES HELD | MANAGEMENT COMPANY | NOMINEE/REGISTERED NAME |
|---|---|---|
| *(Ordinary Shares)* | | |
| 4,725,700 | FMRCO | Chase Nominees Limited |
| 252,100 | FMRCO | State Street Nominees Limited |
| 9,561,400 | FMRCO | State Street Bank & Trust |
| 7,458,842 | FMRCO | Mellon Bank |
| 402,200 | FISL | Chase Manhattan Bank London |
| 279,170 | FISL | Chase Nominees Ltd |
| 340,464 | FPM | Chase Nominees Ltd |
| 194,500 | FPM | Northern Trust |
| 1,097,100 | FIL | Chase Nominees Ltd |
| 341,100 | FIL | Nortrust Nominees Ltd |
| 2,024,619 | FIL | HSBC Client Holdings Nominee (UK) Limited |
| 74,036 | FIL | Brown Brothers Harriman Ltd. LUX |

*Total Ordinary Shares+Convertibles*   26,751,231

*Current ownership percentage:*   4.91%

*Shares in issue:*   544,458,490

*Change in holdings since last filing:*   (16,246,739) *ordinary shares*

# SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered holder | Shares held |
|---|---|
| Chase Nominees Limited | 4,725,700 |
| State Street Nominees Limited | 252,100 |
| State Street Bank & Trust | 9,561,400 |
| Mellon Bank | 7,458,842 |
| Chase Manhattan Bank London | 402,200 |
| Chase Nominees Ltd | 279,170 |
| Chase Nominees Ltd | 340,464 |
| Northern Trust | 194,500 |
| Chase Nominees Ltd | 1,097,100 |
| Nortrust Nominees Ltd | 341,100 |
| HSBC Client Holdings Nominee (UK) Limited | 2,024,619 |
| Brown Brothers Harriman Ltd. LUX | 74,036 |
| **Total** | **26,751,231** |

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class
Not applicable

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

13 January 2004

12. Total holding following this notification

26,751,231

13. Total percentage holding of issued class following this notification

4.91%

14. Any additional information

The notifiable interests include interests held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Companies Act 1985. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively

15. Name of contact and telephone number for queries

Mike Vaux, Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

14 January 2004

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